SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 3, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

THIS REPORT ON A FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-206365) OF NOKIA CORPORATION AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT

Enclosures:

Nokia stock exchange release dated December 3, 2015: Nokia expects the sale of HERE to automotive industry consortium to close on December 4, 2015

STOCK EXCHANGE RELEASE

December 3, 2015

Nokia expects the sale of HERE to automotive industry consortium to close on December 4, 2015

Nokia Corporation
Stock Exchange Release
December 3, 2015 at 15:45 (CET +1)

Nokia expects the sale of HERE to automotive industry consortium to close on December 4, 2015

Espoo, Finland — Nokia today announced that following receipt of all required regulatory approvals, it now expects to complete the sale of HERE to a consortium of leading automotive companies, comprising AUDI AG, BMW Group and Daimler AG, ahead of schedule on December 4, 2015. Nokia earlier expected the transaction to close in the first quarter of 2016.

The transaction was originally announced on August 3, 2015.

About Nokia
By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

About HERE
HERE, a Nokia company, is a leader in navigation, mapping and location experiences. We build high-definition (HD) maps and combine them with cloud technology to enable rich, real time location experiences in a broad range of connected devices — from smartphones and tablets to wearables and vehicles. To learn more about HERE, including our work in the areas of connected and automated driving, visit http://360.here.com

Media Enquiries:

Nokia Communications
Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

HERE Communications
https://company.here.com/newsroom/contacts/
Email: press@here.com

Investor Enquiries:

Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements, such as statements reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect” and similar expressions. These forward-looking statements include statements relating to the anticipated closing of the HERE transaction. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements, including the ability of Nokia to complete the transaction involving HERE.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Nokia’s filings with the U.S. Securities and Exchange Commission.  Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal